FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82  [  ]

List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934
SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 July 2003 – 31 July 2003

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Messrs Walsh and Rose inform Company of their beneficial interests (4 July 2003)	Trading statement (9 July 2003)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (10 July 2003)	Announcement Blocklisting - interim review (10 July 2003)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (11 July 2003)	Announcement Messrs Walsh and Rose inform Company of their beneficial interests (18 July 2003)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests
(25 July 2003)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date	4 August 2003	By
		Name:	J Nicholls
		Title:	Deputy Secretary

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 4 July 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 4,463 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:
N C Rose
P S Walsh
2.	Transactions notified on 4 July 2003 in relation to the Trust.

	No. of Ordinary	Range of Option
Date of	Shares	Prices of
Transaction	Transferred	Ordinary Shares
04.07.03	4,463	£4.47-£6.07

The total holding of the Trust now amounts to 49,789 Ordinary Shares.

4 July 2003

9 July 2003

Diageo Year End Trading Update

Diageo’s scale, geographic diversity and brands have again provided a firm platform for top and bottom line growth even in the challenging environment which international consumer goods companies have faced in the last 12 months. Therefore while trading conditions have remained tough in the second half of the year, compounded by the Iraqi conflict and SARS, full year organic operating profit growth is currently anticipated to be marginally better than the 6% achieved in the first half of the year. However organic volume and net sales growth for the full year is not expected to improve upon the 1% organic volume growth and 4% organic net sales growth achieved in the first half.

Brand categories

The global priority brands (“GPBs”) continue to be the main drivers of growth. Volume of the GBPs, excluding ready to drink (“RTD”), has improved in the second half of the year benefiting from stronger growth across a number of brands but particularly from Smirnoff and Guinness and the inclusion of Captain Morgan in the organic growth figures. The volume performance of the local priority brands, including the ex-Seagram brands, has also improved in the second half of the year. Volume performance of the category brands remains unchanged from the first half of the year. Despite weakness in RTD in North America and Great Britain overall volumes of RTD are expected to be up about 5% for the full year. Excluding Captain Morgan Gold volume from the prior year comparison RTD volume is up over 10%.

Major markets

North America

The spirits market in the United States has shown robust growth despite a weak economy. This is particularly true of premium brands where Diageo is well placed. Diageo’s priority brands excluding RTD, particularly Smirnoff, Baileys, Johnnie Walker Black Label, Captain Morgan and Crown Royal, continued to perform well. The Smirnoff Ice range of flavoured malt beverages (“FMB”) has gained share in recent months, rebuilding to 37% of the FMB category, although volume is likely to be down about 12% for the full year. The volume performance of the category brands, down 5% in the first half, has worsened in the second half of the year partly due to a reduction in distributors’ inventories. Progress of the next generation growth programme continues to be on track with 75% of Diageo’s US volume already sold through distributors using or committed to creating a dedicated sales force to represent Diageo’s brands.

Great Britain

Smirnoff volumes are at an all-time high, and Baileys is now a one million case brand in Great Britain. While the RTD category in Great Britain, where Diageo is the leader, has not yet recovered from the impact of increased excise duties in 2002 Smirnoff Ice has in part offset this impact through further share gains and the successful launch of Black Ice. However volume of Smirnoff Ice RTDs will be down about 3% for the full year.

Ireland

Across this market the beverage alcohol industry, which has been in decline, has deteriorated further as a result of the increased excise duty on spirits introduced in December 2002 and the continuing slowdown in economic growth. In this context, volume performance of Diageo’s brands deteriorated in the second half across all categories with volume expected to fall 5% in the full year.

Spain

The Spanish market has recovered in recent months and Diageo has been able to build upon the share gains made in the first half of the year. Volume of Diageo’s brands is therefore up about 14% in the second half of the year with volume of J&B up about 9% and continued outstanding growth of Cacique.

Key markets

Several of Diageo’s key markets are in geographies which have faced the most difficult challenges of the last year. However despite these challenges the overall volume performance in key markets for the full year will be consistent with that achieved in the first half of the year. Continued weakness in Latin America made worse by the recent introduction of exchange controls in Venezuela has been offset by strong performance in Africa, driven by Guinness Stout, and by growth in Australia. While the market in Korea has softened, Diageo’s performance in Korea has improved in the second half now that Diageo has regained in-house distribution of Dimple.

Venture markets

The strong overall performance of Diageo’s venture markets continues to be led by growth in the global priority brands, particularly Johnnie Walker, Smirnoff and Baileys. In addition, Smirnoff Ice volume in venture markets has doubled, building on its successful launch in fiscal ‘02 in Germany and the Nordic markets and continued growth in other venture markets, complemented by recent launches of Smirnoff Black Ice.

Marketing investment

Growth in marketing investment, which was up 13% in the first half of the year as a result of the high number of new product launches, will be lower than net sales growth in the second half but for the full year will continue to be ahead of the growth in net sales.

Post employment benefits

Since the guidance given at the time of the interim results there has been a recovery in equity markets which has been reflected in the value of the pension funds’ investments. This has however been offset by other changes including an increase in pension liabilities as a result of the reduction in corporate bond yields used to calculate pension liabilities and modifications to the assumptions used. The deficit on the principal pension funds is therefore still estimated to be £1.4 billion. Under FRS17 accounting requirements this is currently estimated to give rise in fiscal ‘04 to a charge to operating profit of £95 million and a charge to interest of £25 million.

Exchange

The strengthening of the Euro offset by the weakness of the US dollar and exchange controls recently introduced in Venezuela means that the impact of currency movements in the year ended 30 June 2003 has deteriorated from the guidance given in February 2003. It is now expected that the adverse impact of currency movements on profit before exceptionals and tax in the year ended 30 June 2003 will be approximately £15 million. However, based on current exchange rates ($:£1.65, €:£1.44) the adverse impact of currency movements in the year to 30 June 2004 is still estimated to be £40 million.

Cash flow

The financial strength of Diageo’s business is evidenced in its strong free cash flow, which is expected to improve on the prior year to over £1 billion. This includes the receipt, net of costs, of over $90 million from Interbrew for the termination of the Bass distribution contract in the US which was received at the end of the year. Capital expenditure fell in the year to approximately £400 million although capital expenditure in premium drinks increased in the year to approximately £350 million. In addition, but not included in the free cash flow measure, Diageo received a payment of $273 million from General Mills in May 2003 in respect of the contingent value right which was part of the sale agreement for Pillsbury. Furthermore, in October 2002 Diageo received $89 million in respect of the call option granted to General Mills over 29 million

General Mills shares held by Diageo. Therefore, in total Diageo has received a further $362 million in relation to the Pillsbury transaction which although not included in free cash flow has been used to reduce debt.

Share repurchase

In the year ended 30 June 2003 Diageo repurchased 116 million shares for cancellation, returning £845 million to shareholders. The weighted average number of shares outstanding was 3113 million and there were 3100 million shares in issue at the year-end. Paul Walsh, CEO of Diageo said:

“All consumer goods companies have faced an environment of declining consumer confidence and significant global events in the year. Despite these circumstances Diageo will deliver consistent performance in top and bottom line organic growth, continued growth in priority brands and improved share. On a reported basis volume is expected to be up 9% as the Seagram acquisition continues to deliver above our original projections. Our free cash flow is on target to exceed £1 billion and we have repurchased a further 4% of our share capital.

“The trading environment remains tough but Diageo expects to build further on its brand equities and global scale to deliver superior levels of organic operating profit growth and shareholder value.”

Diageo will announce its preliminary statement of results for the year ended 30 June 2003 at 07.00 BST on Thursday 4 September 2003.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the US Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	The effects of completed or future business combinations, acquisitions or disposals and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	Changes in the cost of raw materials and labour costs;

•	Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	Levels of marketing and promotional expenditure by Diageo and its competitors;

•	Renewal of distribution rights on favourable terms when they expire;

•	Termination of existing distribution rights on agency brands;

•	Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations which may affect Diageo’s access to or increase the cost of financing.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the “Risk Factors” contained in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2002 filed with the U.S. Securities and Exchange Commission.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities. Past performance cannot be relied upon as a guide to future performance.

ENDS

Notes to editor:

Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. These brands include Smirnoff, Johnnie Walker, Guinness, Baileys, J&B, Captain Morgan, Cuervo, Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in over 180 markets around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com.

For further information:

Media enquiries Isabelle Thomas +44 (0) 20 7927 5967 media@diageo.com

Investor enquiries Catherine James +44 (0) 20 7927 5272 investor.rel@diageo.com

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces:

1) that it received notification on 10 July 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that:

(i) the Trustee purchased 54,957 ordinary shares of 28 101/108 pence in the Company (“Ordinary Shares”) in respect of participants in the Plan on 10 July 2003 at a price of 638p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 10 July 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	28
P S Walsh	28

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (“Sharepurchase”) and those awarded to the employee by the Company (“Sharematch”) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 638p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	123,739
P S Walsh	591,200*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 July 2003 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 2,152,357 Ordinary Shares.

2) that it received notification on 10 July 2003 from Lord Blyth that he has purchased 1,168 Ordinary Shares on 10 July 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 638p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 29,788.

10 July 2003

SCHEDULE 5

               BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company:	Diageo plc

2.	Name of scheme:	Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return:	From 1 January 2003 to 30 June 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	1,170,103

5.	Number of shares issued/allotted under scheme during period:	193,670

6.	Balance under scheme not yet issued/allotted at end of period:	976,433

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	4,250,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:		3,099,593,537

Contact for queries:
Address:		Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Sonia Holmes		Telephone: 020 7927 4488

Person making return Name:		John Nicholls
Position:		Deputy Secretary

SCHEDULE 5

               BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 January 2003 to 30 June 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	775,000

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/allotted at end of period	775,000

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	775,000 10.03.03

Please confirm total number of shares in issue at the end of the period in order for us to update our records:		3,099,593,537

Contact for queries:
Address:		Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Sonia Holmes		Telephone: 020 7927 4488

Person making return
Name:		John Nicholls

Position:		Deputy Secretary

SCHEDULE 5

               BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company:	Diageo plc

2.	Name of scheme:	Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return:	From 1 January 2003 to 30 June 2003.

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	2,784,197

5.	Number of shares issued/allotted under scheme during period:	227,974

6.	Balance under scheme not yet issued/allotted at end of period	2,556,223

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,500,000 (ref 2882 1994) 18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records:		3,099,593,537

Contact for queries:
Address:		Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Sonia Holmes		Telephone: 020 7927 4488

Person making return
Name:		John Nicholls
Position:		Deputy Secretary

SCHEDULE 5

               BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company:	Diageo plc

2.	Name of scheme:	Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return:	From 1 January 2003 to 30 June 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	711,944

5.	Number of shares issued/allotted under scheme during period:	176,637

6.	Balance under scheme not yet issued/allotted at end of period	535,307

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records:		3,099,593,537

Contact for queries:

Address:		Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Sonia Holmes		Telephone: 0207 927 4488

Person making return
Name:		John Nicholls
Position:		Deputy Secretary

SCHEDULE 5

               BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company:	Diageo plc

2.	Name of scheme:	Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3.	Period of return:	From 1 January 2003 to 30 June 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	52,982

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/allotted at end of period	52,982

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	9.2.96

Please confirm total number of shares in issue at the end of the period in order for us to update our records:		3,099,593,537

Contact for queries: Address:		Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Sonia Holmes		Telephone: 020 7927 4488

Person making return
Name:		John Nicholls
Position:		Deputy Secretary

END

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces:

1)	that it received notification on 11 July 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 337 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are: N C Rose P S Walsh

2.	Transactions notified on 11 July 2003 in relation to the Trust.

	No. of Ordinary	Range of Option
Date of	Shares	Prices of
Transaction	Transferred	Ordinary Shares
11.07.03	337	£5.05-£5.23

The total holding of the Trust now amounts to 49,452 Ordinary Shares.

2)	that it received notification on 11 July 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that the Trustee sold 150 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 7 July 2003 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
07.07.03	150	£6.5053

The total holding of the Trust now amounts to 2,144,104 ordinary shares.

11 July 2003

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces:

1) that it received notification on 18 July 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 742 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are: N C Rose P S Walsh

2.	Transactions notified on 18 July 2003 in relation to the Trust.

	No. of Ordinary	Range of Option
Date of	Shares	Prices of
Transaction	Transferred	Ordinary Shares
18.07.03	742	£4.645

The total holding of the Trust now amounts to 48,710 Ordinary Shares.

2)	that it received notification on 18 July 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that 281 Ordinary Shares were transferred back to the Trustee having been transferred out in error on 17 June 2003 in respect of participants leaving the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of
Transaction	No of Ordinary Shares Transferred
15.07.03	281

The total holding of the Trust now amounts to 2,144,385 ordinary shares.

18 July 2003

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 25 July 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 544 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are: N C Rose P S Walsh

2.	Transactions notified on 25 July 2003 in relation to the Trust.

	No. of Ordinary	Range of Option
Date of	Shares	Prices of
Transaction	Transferred	Ordinary Shares
25.07.03	544	£4.47- £5.05

The total holding of the Trust now amounts to 48,166 Ordinary Shares.

25 July 2003